

June 19, 2013

Via E-mail
Gary Watkins
Controller
Paccar Financial Corp.
777 – 106th Ave. N.E.
Bellevue, Washington 98004

> **Re:** **Paccar Financial Corp.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-11677**

Dear Mr. Watkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Note A – Significant Accounting Policies - New Accounting Pronouncements, page 35

1. You disclose that the Company adopted ASU 2011-04 in the first quarter of 2012 and the impact of the adoption reduced the allowance for credit loss for the impaired finance receivables by $2.5 million at March 31, 2012. Please tell us, in more detail, any changes that were made to your fair value measurement methodology upon adoption of ASU 2011-04, the reasons for these changes and the specific guidance relied upon to support these changes. If no changes were made to your methodology, please tell us the reason for the reduction in allowance for credit losses upon adoption of ASU 2011-04.

Note B – Finance and Other Receivables, page 36

2. We note your disclosure of the unpaid principal balance of impaired loans on page 39. The disclosure requirements in ASC 310-10-50-15a require you to disclose the recorded investment in impaired loans and the total unpaid principal balance of impaired loans. Please revise future filings accordingly or disclose that the recorded investment is not significantly different than the unpaid principal balance, if appropriate.

Note K – Commitments and Contingencies, page 49

3. You disclose that you do not consider your legal contingencies to be material with respect to the business or financial condition of the Company as a whole. Please revise future flings to disclose:

    a. the amount or range of reasonably possible losses in addition to amounts accrued, or

    b. that reasonably possible losses cannot be estimated, or

    c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

    Refer to ASC 450-20-50 for guidance.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief